SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.1)*

MSC.Software Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

553531104

(CUSIP Number)

Stephen M. Schultz, Esq.

Kleinberg, Kaplan, Wolff & Cohen, P.C.

551 Fifth Avenue, New York, New York 10176

Tel: (212) 986-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 20, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

2,325,334

8	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

2,325,334

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,325,334

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8	SHARED VOTING POWER

3,488,001

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,488,001

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,488,001

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.8%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International Capital Advisors Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8	SHARED VOTING POWER

3,488,001

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,488,001

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,488,001

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.8%

14.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of the common stock, $.01 par value (the “Common Stock”), of MSC.Software Corporation (the “Issuer”), beneficially owned by Elliott Associates, L.P. and its wholly-owned subsidiaries (“Elliott”), Elliott International, L.P. (“Elliott International”), and Elliott International Capital Advisers Inc. (“EICA” and collectively, the “Reporting Persons”) as of June 20, 2008 and amends and supplements the Schedule 13D filed on May 13, 2008 (collectively, the “Schedule 13D”). Except as set forth herein, the Schedule 13D is unmodified.

ITEM 3.	Source and Amount of Funds or Other Consideration.
Elliott Working Capital	$28,763,772
Elliott International Working Capital	$43,145,662
ITEM 5.	Interest in Securities of the Issuer.

(a)        Elliott beneficially owns 2,325,334 shares of Common Stock, constituting 5.2% of all of the outstanding shares of Common Stock. Elliott owns its shares of Common Stock through The Liverpool Limited Partnership (“Liverpool”), a Bermuda limited partnership and a wholly-owned subsidiary of Elliott.

Elliott International and EICA beneficially own an aggregate of 3,488,001 shares of Common Stock, constituting 7.8% of all of the outstanding shares of Common Stock.

Collectively, Elliott, Elliott International and EICA beneficially own 5,813,335 shares of Common Stock constituting 12.9% of all of the outstanding shares of Common Stock.

(b)        Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Elliott International. Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

(c)        The transactions effected by the Reporting Persons during the past sixty (60) days are set forth on Schedule 1 attached hereto other than the transactions previously reported on the Schedule 13D.

(d)        No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

No person other than Elliott International and EICA has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott International and EICA.

(e)	Not applicable.
ITEM 7.	Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement (previously filed)

Schedule 1 - Transactions of the Reporting Persons Effected During the Past 60 Days.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated: June 24, 2008

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By: /s/ Elliot Greenberg
Elliot Greenberg, Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc., as Attorney-in-Fact

By: /s/ Elliot Greenberg
Elliot Greenberg, Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By: /s/ Elliot Greenberg
Elliot Greenberg, Vice President

SCHEDULE 1

Transactions of the Reporting Persons Effected During the Past 60 Days

The following transactions were effected by Elliott Associates, L.P.* during the past sixty (60) days:

			Approx. Price per
		Amount of Shs.	Share (excl. of
Date	Security	Bought (Sold)	commissions)
27-May-2008	Common	40	$11.5000
02-Jun-2008	Common	9,120	$11.9582
02-Jun-2008	Common	9,400	$11.9000
03-Jun-2008	Common	5,640	$11.8498
04-Jun-2008	Common	5,000	$11.7951
06-Jun-2008	Common	10,000	$11.8391
09-Jun-2008	Common	11,280	$11.6664
11-Jun-2008	Common	2,071	$11.5000
13-Jun-2008	Common	10,000	$11.4873
18-Jun-2008	Common	3,240	$11.3498
18-Jun-2008	Common	1,300	$11.3478
20-Jun-2008	Common	606,600	$11.5000

*The above transaction of Elliott Associates, L.P. was effected through its subsidiary, The Liverpool Limited Partnership, a Bermuda limited partnership.

The above transaction was effected on the open market.

The following transaction was effected by Elliott International, L.P. during the past sixty (60) days:

			Approx. Price per
		Amount of Shs.	Share (excl. of
Date	Security	Bought (Sold)	commissions)
27-May-2008	Common	60	$11.5000
02-Jun-2008	Common	13,680	$11.9582
02-Jun-2008	Common	14,100	$11.9000
03-Jun-2008	Common	8,460	$11.8498
04-Jun-2008	Common	7,500	$11.7951
06-Jun-2008	Common	15,000	$11.8391
09-Jun-2008	Common	16,920	$11.6664
11-Jun-2008	Common	3,106	$11.5000
13-Jun-2008	Common	15,000	$11.4873
18-Jun-2008	Common	4,860	$11.3498
18-Jun-2008	Common	1,950	$11.3478
20-Jun-2008	Common	909,900	$11.5000

The above transaction was effected on the open market.